NEWS RELEASE

INTEROIL ANNOUNCES YEAR-END 2010 RESOURCE ESTIMATE

Cairns, Australia and Houston, TX -- March 23, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) is pleased to announce the details of the independent engineering evaluation prepared by GLJ Petroleum Consultants Ltd. (2010 GLJ Report), which evaluated the Company’s contingent resources at the Elk and Antelope fields in Papua New Guinea effective as at December 31, 2010, and was prepared in accordance with the definitions and guidelines in the COGE Handbook and National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The 2010 GLJ Report provides a best case estimate of contingent resources of 8.59 trillion cubic feet (Tcf) of natural gas and 128.9 million barrels of condensate (MMBbls). The estimate of contingent resources in the 2010 GLJ Report has removed estimated resources from the Mule Deer structure, which resources had been included in GLJ’s December 31, 2009 estimate of contingent resources. GLJ has reclassified such resources, having determined that the Mule Deer structure is an undrilled structure separate from the Elk and Antelope fields. The 2010 GLJ Report contingent resource volumes stated above are solely from the Elk and Antelope fields.

This compares to GLJ’s year-end 2009 best case contingent resources estimate of 8.2 Tcf of natural gas and 156.5 MMBbls of condensate, which included 267 Bcf equivalents attributed to the Mule Deer structure.  The 2010 GLJ Report noted an increase of 6%, or 85.1 MMBOE, in the resource estimate for Elk and Antelope fields from the 2009 year-end estimate, despite a reduced estimate of recoverable condensate. All Elk and Antelope field resources estimated in the 2010 GLJ Report are classified as contingent resources – economic status undetermined, as follows:

Gross Contingent Resource Estimate for Gas and Condensate*

As at December 31, 2010	Low	Case Best	High
Contingent Gas Resources (Tcf)	6.47	8.59	10.44
Contingent Condensate Resources (MMBbls)	105.3	128.9	151.4
Contingent Resources MMBOE	1,183.6	1,560.4	1,891.1
*These estimates represent 100% of the Elk and Antelope Fields. InterOil currently has a 97.5% working interest in the fields.

InterOil News Release

Contingent Resource Estimate for Gas and Condensate – Net to InterOil*

As at December 31, 2010	Low	Case Best	High
Contingent Gas Resources (Tcf)	3.79	5.03	6.12
Contingent Condensate Resources (MMBbls)	61.7	75.5	88.7
Contingent Resources MMBOE	693.6	914.4	1,108.1
*These estimates are based upon InterOil holding a 58.5988% working interest in the Elk and Antelope fields, which assumes that: (i) the State and landowners elect to participate in the Elk and Antelope fields to the full extent provided under applicable PNG oil and gas legislation after a PDL has been granted in relation to the Elk/Antelope field and (ii) all elections are made to participate in the Field by all investors pursuant to relevant indirect participation interest agreements with InterOil, including to participate fully and directly in the PDL.

INTEROIL RESOURCES

InterOil currently has no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.

Phil Mulacek, CEO, stated “We are pleased that the appraisal work performed in 2010 resulted in an increase in our resource estimate. We believe that the Mule Deer structure remains a compelling exploration prospect. I am pleased to confirm that the third annual resource evaluation of the Elk and Antelope fields continues to support our development plans. We look forward to progressing commercialization of these resources.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:

Wayne Andrews	Meg Hunt LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.Hunt@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

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Oil and Gas and Resource Information

InterOil currently has no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission. The resources information set forth in this press release is based on the 2010 GLJ Report and is a summary of information included in the Statement of Resources and Other Oil and Gas Information of InterOil for the year ended December 31, 2010, which was prepared in accordance with NI 51-101 and is included in InterOil’s annual information form for the year ended December 31, 2010, a copy of which has been filed on SEDAR (www.SEDAR.com) and on InterOil’s website (www.interoil.com).

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves:

•	Sanctioning of the facilities required to process and transport marketable natural gas to market.
•	Confirmation of a market for the marketable natural gas and condensate.
•	Determination of economic viability.

Although a final project has not yet been sanctioned, pre - Front End Engineering and Design (FEED) studies are ongoing for liquid natural gas (LNG) and condensate stripping operations as options for monetization of the gas and condensate.

The “low” estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The “high” estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward Looking Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the commercialization of the Elk and Antelope field resources, the timing of any such commercialization https//williamreid.schoolsoft.ca and the characteristics of the Mule Deer structure. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated.

InterOil News Release

These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

InterOil News Release